SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (a)

ReneSola Ltd.

(Name of Issuer)

Ordinary Shares of no par value

(Title of Class of Securities)

75971T103

(CUSIP Number)

Xianshou Li

ReneSola Singapore Pte Ltd

Room 9HI, Huamin Empire Plaza, No

728, West Yanan Road, Changning

District, Shanghai, China

Tel : + 86 21 62809180

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 9, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in the cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person Xianshou Li
2	Check the Appropriate Box if a Member of a Group* (A) ☐ (B) ☐
3	SEC Use Only
4	Source of Funds PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 50,500,000 shares, consisting of 50,500,000 shares held by ReneSola Singapore Pte Ltd that is wholly-owned by Xianshou Li
	9	Sole Dispositive Power 50,500,000 shares
	10	SHARED DISPOSITIVE POWER 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 50,500,000
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares* ☐
13	Percent of Class Represented by Amount in Row 11 7.52%[1]
14	Type of Reporting Person* IN

1 As a percentage of 671,348,412 outstanding shares of ReneSola Ltd. (the “Issuer”) as of March 31, 2022, which is disclosed in the Issuer’s annual report filed on Form 20-F/A on August 23, 2022.

1	Name of Reporting Person ReneSola Singapore Pte. Ltd. (“ReneSola Singapore”)
2	Check the Appropriate Box if a Member of a Group* (A) ☐ (B) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 50,500,000 shares
	9	Sole Dispositive Power 50,500,000 shares
	10	SHARED DISPOSITIVE POWER 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 50,500,000
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares* ☐
13	Percent of Class Represented by Amount in Row 11 7.52%[2]
14	Type of Reporting Person* OO

2 As a percentage of 671,348,412 outstanding shares of ReneSola Ltd. (the “Issuer”) as of March 31, 2022, which is disclosed in the Issuer’s annual report filed on Form 20-F/A on August 23, 2022.

Preamble and Explanatory Note

This Amendment No. 3 to Schedule 13D is being filed jointly by the Reporting Persons (as defined below) with the U.S. Securities and Exchange Commission (the “SEC”) to amend the Amendment No. 2 to Schedule 13D filed on March 21, 2022 (the “Amendment No. 2”). The information in each Item below amends the information disclosed under the corresponding Item of the Amendment No. 2. Except as amended and supplemented herein, the information set forth in the Amendment No. 2 remains unchanged. Capitalized terms used herein have meanings as assigned thereto in the Amendment No. 2 unless defined herein. The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

ITEM 2.	IDENTITY AND BACKGROUND.

Item 2 of the Amendment No. 2 is hereby amended and restated as follows:

“(a)

This Statement is being filed jointly by Xianshou Li and ReneSola Singapore (each a “Reporting Person,” and together, the “Reporting Persons”) pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Act. The Reporting Persons may, as among themselves, be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act.

The agreement between the Reporting Persons relating to the joint filing of this Statement is attached hereto as Exhibit 99.1. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k).

(b), (c) and (f)

Xianshou Li’s business address is located at Room 9HI, Huamin Empire Plaza, No 728, West Yanan Road, Changning District, Shanghai, China. Xianshou Li, a citizen of the People’s Republic of China, is the previous chairman of board of directors and previous chief executive officer of the Issuer, and the sole shareholder of ReneSola Singapore.

ReneSola Singapore is a company incorporated in the Republic of Singapore for investment holding purposes. The principal business address for ReneSola Singapore is located at CleanTech Loop, #02-28 CleanTech One, Singapore (637141).

(d) and (e)

During the last five years, none of Xianshou Li, nor, to the knowledge of ReneSola Singapore, any of its (a) executive officer or director; (b) controlling person; or (c) executive officer or director of any corporation or other person ultimately in control, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.”

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 of the Original Amendment No. 2 is hereby amended and restated as follows:

“After the Issuer’s initial public offering, the purchases and sales of Shares in open market transactions made by Xianshou Li were solely for investment purposes, and not for the purpose of or with the effect of changing or influencing the control of the Issuer or in connection with or as a participant in any transaction having that purpose or effect.

On September 2, 2022, ReneSola Singapore (i) entered into a share repurchase agreement (the “SRA”) with the Issuer, pursuant to the terms of which the Issuer will repurchase 70 million Shares owned by ReneSola Singapore at $0.60 per Share, and (ii) entered into a share purchase agreement (the “SPA”) with Shah Capital Opportunity Fund LP, pursuant to the terms of which Shah Capital Opportunity Fund LP will purchase 10 million Shares owned by ReneSola Singapore at $0.60 per Share (together with other transactions contemplated by the SRA, collectively, the “Transactions”). The Transactions closed on September 9, 2022.

Except as described in this Statement, none of the Report Persons has any plans or proposals which relate to or would result in:

(a)       The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)       An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)       A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)       Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)       Any material change in the present capitalization or dividend policy of the issuer;

(f)       Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)       Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)       Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)       A class of equity securities of the issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

(j)       Any action similar to any of those enumerated above.”

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Amendment No. 2 is hereby amended and restated as follows:

“(a), (b) The following table sets forth the beneficial ownership of Shares of the Issuer for each of the Reporting Persons:

			Number of shares as to which such person has:
Name of Reporting Person	Amount Beneficially Owned	Percent of Class*	Sole Power to Vote or Direct the Vote	Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition of	Shared Power to Dispose or to Direct the Disposition of
Xianshou Li	50,500,000 shares	7.52%	0	50,500,000 shares (1)	50,500,000 shares (1)	0
ReneSola Singapore Pte. Ltd. (1)	50,500,000 shares	7.52%	0	50,500,000 shares (1)	50,500,000 shares (1)	0

*	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Act and includes voting or investment power with respect to the Shares. Percentage of beneficial ownership of each Reporting Person is based on a total of 671,348,412 outstanding Shares as of March 31, 2022.

(1)	ReneSola Singapore was the record owner of 50,500,000 Shares as of the date hereof. ReneSola Singapore is wholly owned by Xianshou Li.

(c)	Except as described in this Statement, there have been no transactions in the Shares by the Reporting Persons during the past 60 days.

(d)	None.

(e)	Not applicable.”

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT 99.1	Joint Filing Agreement, dated September 14, 2022 by and among the Reporting Persons

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date September 14, 2022

Xianshou Li

/s/ Xianshou Li

Renesola singapore pte. ltd.

By:	/s/ Prakash Pathari
Name: Prakash Pathari
Title: Director

Renesola singapore pte. ltd.

By:	/s/ Vandana Kumari
Name: Vandana Kumari
Title: Director